UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 29, 2020, Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three-month period ended March 31, 2020, payable July 2, 2019 to shareholders of record at the close of business on June 9, 2020. It also announced the regular quarterly dividends on each of its Cumulative Redeemable Preferred Shares, Series 1, Series 2, Series 3, Series 5 and Series 7 for the three month period ended June 30, 2020. The dividends will be payable on June 30, 2020 to shareholders of record as at the close of business on June 9, 2020. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: April 29, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces First Quarter 2020 Dividend

and Second Quarter 2020 Preferred Shares Dividend Payments

Husky Energy’s Board of Directors has approved a reduction to the quarterly dividend to $0.0125 (Cdn) per common share for the three-month period ended March 31, 2020.

The dividend will be payable on July 2, 2020 to shareholders of record at the close of business on June 9, 2020.

Regular dividend payments on each of the Cumulative Redeemable Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – will be paid for the three-month period ended June 30, 2020. The dividends will be payable on June 30, 2020 to holders of record at the close of business on June 9, 2020.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)

Series 1	Regular	2.404	$0.15025

Series 2	Regular	3.36801	$0.20935

Series 3	Regular	4.689	$0.29306

Series 5	Regular	4.591	$0.28694

Series 7	Regular	4.60	$0.28750

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088